                                                                        BUILDING
                                                                           VALUE
                                                                         THROUGH
                                                                        PROGRESS







                                (L O R U S LOGO)








                                                     L O R U S THERAPEUTICS INC.
                                                                   FIRST QUARTER
                                                 June 1, 2002 to August 31, 2002

LETTER TO SHAREHOLDERS




Dear Shareholders:
We are pleased to review with you the operating highlights for the first quarter of 2003. An important regulatory success was achieved with the receipt of fast track status for Virulizin(R) in the United States. Our lead antisense drug, GTI-2040, received sponsorship from the National Cancer Institute to fund multiple Phase II clinical trials. We presented results supporting the Company's gene therapy platform, and announced the appointment of a prominent oncologist as our external medical advisor.
     The U.S. Food and Drug Administration ("FDA") granted Fast Track Designation for Virulizin(R) in the treatment of pancreatic cancer. This designation is granted to drugs that are intended for the treatment of a life-threatening condition and have demonstrated the potential to address an unmet medical need. The Phase III clinical trial of Virulizin(R) is a double-blind, placebo-controlled, randomized clinical trial being conducted at medical centres in North America. Virulizin(R) is being studied as a first line therapy in combination with gemcitabine for the treatment of pancreatic cancer.
     The Drug Development Group of the Division of Cancer Treatment and Diagnosis, National Cancer Institute ("NCI") agreed to sponsor multiple clinical trails conducted with GTI-2040. The NCI, the U.S. Government's principal institute for cancer research and training, made their decision after an analysis of preclinical, GLP toxicology and Phase I clinical data for GTI-2040. This is the first time that the NCI has sponsored the Phase II program of a drug developed from Canadian research. This financial support from the NCI provides an opportunity to explore the full potential of this drug by evaluating its efficacy in a range of cancers.
     Data demonstrating the potential of the Company's proprietary R1 tumor suppressor, supporting Lorus' emerging gene therapy platform, was presented at the Fifth Annual Meeting of the American Society of Gene Therapy. With only a modest budget for early-research, Lorus continues to show leadership with innovative approaches to cancer drug development.
   Subsequent to the quarter end, Lorus appointed Dr. Mace L. Rothenberg, an internationally recognized oncologist, as an external medical advisor to provide strategic medical advice on Lorus' growing international clinical and drug development programs. Dr. Rothenberg is an Ingram Professor of Cancer Research at the Vanderbilt-Ingram Cancer Center as well as Professor of Medicine at the Vanderbilt University Medical Center, and a Director of Drug Development. The Vanderbilt-Ingram Cancer Center in Nashville, Tennessee is one of the world's leading institutions in cancer prevention, care and research. Dr. Rothenberg has made significant contributions to the development and U.S. approval of several important cancer drugs including gemcitabine for the treatment of pancreatic cancer.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2002. All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW
Lorus has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. The Company has not received any revenue from the sales of products to date. Three products are in the clinical trial stage of development and several potential compounds exist in preclinical studies. An agreement signed with Mayne Pharma for sales and distribution of Virulizin(R) in Mexico is expected to provide the Company with its first product revenue. Royalty revenue from this agreement will partially offset future research and development costs, but losses will continue as Lorus further invests in its drug development programs.

RESULTS OF OPERATIONS
RESEARCH AND DEVELOPMENT
Research and development expenses for the quarter ended August 31, 2002 increased to $3,047,000 from $2,142,000 for the comparable quarter last year due primarily to higher manufacturing and clinical trial costs for Virulizin(R) for the ongoing pivotal Phase III trial for the treatment of advanced pancreatic cancer. The antisense clinical program which includes the GTI-2501 Phase I trial and GTI-2040 Phase II trial in patients with renal cell carcinoma also contributed to the increase in the current quarter. Research and development costs are expected to increase during the year as the clinical trials progress.

GENERAL AND ADMINISTRATIVE
General and administrative expenses for the quarter ended August 31, 2002 increased to $1,304,000 from $1,062,000 for the comparable quarter last year. The increase was due mainly to employee related costs.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the quarter ended August 31, 2002 decreased to $95,000 from $455,000 for the same quarter last year due mainly to the adoption of the new CICA accounting guideline for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.

INTEREST INCOME
Interest income for the first quarter of fiscal 2003 decreased to $370,000 from $603,000 for the same period last year. The decrease was due to lower cash and short-term investments and due to lower investment returns caused by a decline in market interest rates over the last twelve months.

NET LOSS
Net loss for the first quarter ended August 31, 2002 totaled $4,076,000 ($0.03 per share) compared to a loss of $3,056,000 ($0.02 per share) for the first quarter last year. The increase relates primarily to costs for the Company's expanded clinical development programs. On a comparable basis, the loss for the three months ended August 31, 2001 would have been $2,692,000 or $0.02 per share after adjustment to remove amortization of goodwill which commencing June 1, 2002 no longer needs to be amortized.

LIQUIDITY AND CAPITAL RESOURCES
Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least twelve months.

OPERATING CASH REQUIREMENTS
Lorus' cash burn (cash used in operating activities) decreased to $2,487,000 for the quarter ended August 31, 2002 compared to $3,044,000 for the first quarter last year. The decrease is due mainly to higher current liabilities at August 31, 2002, partially offset by higher product development costs in the first quarter of fiscal 2003.

CASH POSITION
At August 31, 2002 Lorus had cash and cash equivalents and short-term investments totaling $35.0 million compared to $37.8 million at May 31, 2002. Working capital was $31.7 million at August 31, 2002 compared to $35.6 million at May 31, 2002.




/s/ Jim A. Wright

DR. JIM A. WRIGHT
Chief Executive Officer


FORWARD LOOKING STATEMENTS
Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this quarterly report might not occur.



For more information:
GRACE TSE
Lorus Therapeutics Inc.
T  416 798 1200 ext. 380
F  416 798 2200
E  ir@lorusthera.com
www.lorusthera.com

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)

                                                                                                       Period
                                                                                                         from
                                                                                THREE      Three    inception
                                                                               MONTHS     months     Sept. 5,
                                                                                ENDED      ended      1986 to
                                                                             AUG. 31,   Aug. 31,     Aug. 31,
(Amounts in 000's except for per common share data) (Canadian Dollars)           2002       2001         2002
                                                                             --------------------------------
Expenses
Research and development                                                     $  3,047   $  2,142      $49,556
General and administrative                                                      1,304      1,062       29,892
Depreciation and amortization                                                      95        455        7,496
Interest income                                                                  (370)      (603)      (7,999)
                                                                             --------------------------------
LOSS FOR THE PERIOD                                                             4,076      3,056       78,945
Deficit, beginning of period                                                   74,869     61,382            -
                                                                             --------------------------------
DEFICIT, END OF PERIOD                                                       $ 78,945   $ 64,438      $78,945
                                                                             ================================
BASIC AND DILUTED LOSS PER COMMON SHARE                                      $   0.03   $   0.02
                                                                             ===================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED
 IN THE CALCULATION OF BASIC AND DILUTED LOSS PER SHARE                       144,416    142,444
                                                                             ===================

See accompanying notes to unaudited consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                  Period
                                                                                                    from
                                                                         THREE      Three      inception
                                                                        MONTHS     months       Sept. 5,
                                                                         ENDED      ended        1986 to
                                                                      AUG. 31,   Aug. 31,       Aug. 31,
(Amounts in 000's) (Canadian Dollars)                                     2002       2001           2002
                                                                      ----------------------------------
Operating Activities
Loss for the period                                                    $(4,076)   $(3,056)      $(78,945)
Add items not requiring a current outlay of cash:
  Depreciation and amortization                                            532        892         13,122
  Other                                                                      -          -            500
Net change in non-cash working capital balances related to
 operations                                                              1,057       (880)         2,387
                                                                      ----------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (2,487)    (3,044)       (62,936)
                                                                      ==================================

Investing Activities
Sale (purchase) of short-term investments, net                           3,478      7,422        (33,179)
Business acquisition, net of cash received                                   -          -           (539)
Acquired research and development                                            -          -           (715)
Additions to fixed assets                                                 (302)       (81)        (4,034)
Cash proceeds on sale of fixed assets                                        -          -            348
                                                                      ----------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          3,176      7,341        (38,119)
                                                                      ==================================

Financing Activities
Issuance of warrants                                                         -          -         31,877
Issuance of common shares                                                    4         40         71,036
                                                                      ----------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                        4         40        102,913
                                                                      ==================================
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                    693      4,337          1,858
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           1,165      2,783              -
                                                                      ----------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $ 1,858    $ 7,120       $  1,858
                                                                      ==================================

See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

                                            AUGUST 31,         May 31,
                                                  2002            2002
(Amounts in 000's) (Canadian Dollars)      (unaudited)       (audited)
                                           ---------------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                     $  1,858        $  1,165
Short-term investments                          33,179          36,657
Prepaid expenses and amounts receivable            977           1,195
                                           ---------------------------
TOTAL CURRENT ASSETS                            36,014          39,017
FIXED ASSETS                                       787             533
GOODWILL (note 3)                                  606             606
ACQUIRED RESEARCH AND DEVELOPMENT                6,979           7,416
                                           ---------------------------
                                              $ 44,386        $ 47,572
                                           ===========================

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                              $    696        $    442
Accrued liabilities                              3,575           2,990
                                           ---------------------------
TOTAL CURRENT LIABILITIES                        4,271           3,432
SHAREHOLDERS' EQUITY
Share capital
  Common shares
    Authorized: unlimited number of
     shares; Issued and outstanding
     (000's):
     August 31, 2002 - 144,422
     May 31, 2002 - 144,412                    119,172         119,168
  Deferred stock-based compensation               (112)           (159)
Deficit accumulated during
 development stage                             (78,945)        (74,869)
                                           ---------------------------
TOTAL SHAREHOLDERS' EQUITY                      40,115          44,140
                                           ---------------------------
                                              $ 44,386        $ 47,572
                                           ===========================

See accompanying notes to unaudited consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)


1.   Basis of Presentation
These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2002 except for the changes in accounting policies as described in note 2. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2002.


2.   Changes in Accounting Policies
GOODWILL AND OTHER INTANGIBLE ASSETS
Effective June 1, 2002, the Company prospectively adopted the recommendations of the Canadian Accounting Standards Board Handbook Section 3062, "Goodwill and Other Intangible Assets". Section 3062 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment.
Section 3062 also requires that intangible assets be assessed to determine if they have a finite life. Intangible assets with a finite life will continue to be amortized systematically over their estimated useful life. Intangible assets with an indefinite life are not to be amortized but are instead tested for impairment annually.

     The Company evaluated its goodwill as of June 1, 2002 in accordance with
Section 3062 and determined that its goodwill was not impaired as of that date. The Company will perform an annual impairment test on goodwill as of a date on or before May 31, 2003.
     The Company assessed the useful lives of its intangible assets and determined that they are of finite life and continued amortizing them over their estimated useful lives.


STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
Effective June 1, 2002, the Company also adopted the Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which common shares, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.
     Adoption of Section 3870 does not have a material impact on the Company's financial condition or results of operations as the Company's existing accounting policies, as disclosed in the audited annual financial statements for the year ended May 31, 2002, comply with the new standard.


3.   Goodwill
Effective June 1, 2002, the Company ceased amortizing its goodwill due to the change in accounting policy as described in note 2. This change has not been applied retroactively and the amounts presented for prior periods have not been restated for the change. The impact of this change is as follows:

                                                       AUG. 31,       Aug. 31,
(Amounts in 000's)                                         2002           2001
                                                       -----------------------
Loss for the period                                      $4,076         $3,056
Less: Amortization of goodwill                                -           (364)
                                                       -----------------------
Loss before amortization of goodwill                     $4,076         $2,692
                                                       -----------------------
Loss per share                                           $ 0.03         $ 0.02
Loss per share before amortization of goodwill           $ 0.03         $ 0.02
                                                       -----------------------


4.   Share Capital
As of August 31, 2002, there were 5,146,015 options outstanding to acquire common shares of the Company. During the three month period ended August 31, 2002, 10,000 options were exercised to purchase common shares of the Company.


5.   Pro Forma Disclosure for Employee Stock Based Compensation
The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires that companies not using the fair value method to measure the value of stock options disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.
     A summary of the pro forma impact on the statement of loss is presented in the table below.

                                                                      AUG. 31,
(Amounts in 000's)                                                        2002
                                                                      --------
Loss for the period                                                     $4,076
Compensation expense related to the fair value of stock options            675
                                                                      --------
Pro forma loss for the period                                           $4,751
                                                                      --------
Pro forma loss per common share                                          $0.03
                                                                      --------

The fair value of each option granted has been estimated at the date of grant or the date when it became measurable using the Black-Scholes option pricing model with the following assumptions used for options granted in the three months ended August 31, 2002: (i) dividend yield of 0%; (ii) expected volatility of 80%; (iii) risk free interest rate of 3.5% and (iv) expected life of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three months ended August 31, 2002 were $0.59.